Corporate Office: 6080 Center Drive, Suite 600, Los Angeles, CA 90045. 310-242-5698. 310-242-6129 (F)

February 7, 2007

Mr. Larry Spirgel
Assistant Director
Security and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	Wave Wireless Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 24, 2005

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
File No. 0-25356

Dear Mr. Spirgel:

As indicated in my conversation with Inessa Kessman this morning, we have been delayed in our reply to your letter dated December 11, 2006, for two principal reasons: to retain the professionals necessary to assist Wave Wireless Corporation (the “Corporation”) in its reply, including our auditors, has required approval of the Bankruptcy Court for the District of Delaware, and the fact that a response to several of the issues raised by your letter requires a thorough review and analysis of numerous instruments, including warrants, registration rights agreements, and other documents to confirm the Corporation’s proposed responses to the Staff’s comments. As a result, we believe we will be in a position to reply to the Staff’s comment letter by February 15, 2007.

I appreciate in advance your consideration of our request for additional time to reply. In the meantime, if you have any further comments, questions or concerns, please direct them to my attention.

Sincerely yours,

Daniel W. Rumsey
Chief Restructuring Officer

cc:          Scott Worthington
Phil Piser, Aidman Piser & Company